UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ALYSIS TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          Common Stock, Par Value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    02261D101
                                    ---------
                                 (CUSIP Number)

                               Sara E. Moss, Esq.
                                Pitney Bowes Inc.
                               World Headquarters
                                One Elmcroft Road
                        Stamford, Connecticut 06926-0700
                                 (203) 356-5000

                              Douglas A. Cifu, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
--------------------------------------------------------------------------------
                                 March 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02261D101
--------------------------------------------------------------------------------
1)       Name of Reporting Person:
         Pitney Bowes Inc.
         S.S. or I.R.S. Identification No. of Above Person:  06-0495050
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group
         (A)   [X]
         (B)   [_]
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3)       SEC Use Only

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4)       Source of Funds:  WC

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e) [_]

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6) Citizenship or Place of Organization:     Delaware

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Number of                  7)  Sole Voting Power:           -0-
Shares
Beneficially               -----------------------------------------------------
Owned by                   8)  Shared Voting Power:         4,647,212 (1)
Each Reporting
Person With                -----------------------------------------------------
                           9)  Sole Dispositive Power:      -0-

                           -----------------------------------------------------
                           10) Shared Dispositive Power:    4,647,212 (1)

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,647,212 (1)(2)
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11): 41.6% (1)(2)

--------------------------------------------------------------------------------
14)      Type of Reporting Person:      CO

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                                  Page 2 of 18

CUSIP No. 02261D101
--------------------------------------------------------------------------------
1)       Name of Reporting Person:
         Maui Acquisition Corp.
         S.S. or I.R.S. Identification No. of Above Person:  52-2304383
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group
         (A)   [X]
         (B)   [_]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds:  AF

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization:     Delaware

--------------------------------------------------------------------------------
Number of                  7)  Sole Voting Power:           -0-
Shares
Beneficially               -----------------------------------------------------
Owned by                   8)  Shared Voting Power:         4,647,212 (1)
Each Reporting
Person With                -----------------------------------------------------
                           9)  Sole Dispositive Power:      -0-

                           -----------------------------------------------------
                           10) Shared Dispositive Power:    4,647,212 (1)

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,647,212 (1)(2)
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11): 41.6% (1)(2)

--------------------------------------------------------------------------------
14)      Type of Reporting Person:      CO

--------------------------------------------------------------------------------

(1) No shares of common stock, par value $0.01 per share, of Alysis Technologies, Inc. have been purchased, directly or indirectly, by the reporting persons. Rather, the reporting persons may be deemed to have beneficial ownership of the shares reported herein pursuant to a voting and tender agreement (as described in Items 3 and 4 of this Statement), entered into in connection with the proposed acquisition by the reporting persons of all of the outstanding shares of common stock, par value $0.01 per share, and all outstanding shares of class B common stock, par value $0.01 per share, of Alysis Technologies, Inc. Such beneficial ownership is expressly denied by each of the reporting persons.

(2) This number does not include 2,417,112 shares of class B common stock, par value $0.01 per share, of Alysis Technologies, Inc., also subject to the voting and tender agreement referred to in footnote (1). The shares of class B common stock are not registered under the Securities Act and are non-voting shares of Alysis Technologies, Inc. These shares are convertible into share of common stock, so long as the conversion does not result in their holder having more than 49% of the voting power in the election of the members of the board of directors of Alysis Technologies, Inc.

ITEM 1.  SECURITY AND ISSUER.

                  The class of equity securities to which this Statement on
Schedule 13D (the "Statement") relates is the common stock, par value $0.01 (the "Common Stock"), of Alysis Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1900 Powell Street, Suite 110, Emeryville, California 94608.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)(i) This Statement is filed by Pitney Bowes Inc., a Delaware corporation ("Pitney Bowes") and Maui Acquisition Corp., a Delaware corporation ("MergerSub").

         (a)(ii) The name of each executive officer and director of Pitney Bowes and MergerSub are set forth in Schedule 1 hereto, which is incorporated herein by reference.

         (b)(i) The principal business address of Pitney Bowes and MergerSub is One Elmcroft Road, Stamford, Connecticut 06926-0700.

         (b)(ii) The residence or business address of each executive officer and director of Pitney Bowes and MergerSub are set forth in Schedule 1 hereto, which is incorporated herein by reference.

         (c)(i) Pitney Bowes is engaged in mailing and integrated logistics operations focused on the rental of postage meters and the sale and financing of mailing equipment.

         (c)(ii) MergerSub is a wholly-owned subsidiary incorporated for the purpose of acquiring Alysis Technologies, Inc.

         (c)(iii) The principal occupation or employment of each executive officer and director of Pitney Bowes and MergerSub (as well as the name, principal business and address of any corporation or other organization in which such employment is conducted) are set forth in
         Schedule 1 hereto, which is incorporated herein by reference.

         (d) During the last five years, neither Pitney Bowes, nor MergerSub, nor, to the best of their knowledge, any of the persons listed on
         Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Pitney Bowes, nor MergerSub, nor, to the best of their knowledge, any of the persons listed on
         Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each executive officer and director of Pitney Bowes and MergerSub is set forth in Schedule 1 hereto, which is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No shares of the Issuer's Stock (as defined below) have been purchased, directly or indirectly, by Pitney Bowes or MergerSub. Rather, as an inducement and a condition to its entering into the Merger Agreement (as defined below), Pitney Bowes, MergerSub and the Stockholder (as defined below) have entered into a Voting and Tender Agreement (as defined in Item 4 of this Statement), pursuant to which the Stockholder has agreed to tender its shares of Stock in the Offer (as defined below) and vote its respective shares of Stock in favor of the Merger Agreement (as more fully described in Item 4 of this Statement).


ITEM 4.  PURPOSE OF TRANSACTION.

                  The reporting persons have not purchased any shares of Common Stock, nor any shares of class B common stock, par value $0.01 (the "Class B Stock" and together with the Common Stock, the "Stock"), of the Issuer. Pitney Bowes and MergerSub are making this filing solely because they may be deemed to have beneficial ownership of the shares reported herein pursuant to the Voting and Tender Agreement (as defined below), in order to facilitate the Merger pursuant to the Merger Agreement.

                  Pitney Bowes and MergerSub disclaim beneficial ownership over any shares of Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of Stock.

THE MERGER AGREEMENT

                  On March 20, 2001, the Issuer, Pitney Bowes and MergerSub entered into an Agreement and Plan of Merger, in the form attached hereto as
Exhibit 1 (the "Merger Agreement"), which is incorporated herein by reference. Upon the terms and subject to the conditions of the Merger Agreement, MergerSub will commence, no later than seven business days following public announcement of the terms of the Merger Agreement, a tender offer to purchase all outstanding shares of Stock at a price of $1.39 per share, net to the seller in cash without interest (the "Offer"). In addition, upon the terms and subject to the conditions of the Merger Agreement, MergerSub will be merged with and into the Issuer (the "Merger") and in connection therewith each outstanding share of Stock will be entitled to receive in cash an amount per share equal to the price per share offered in the Offer.

                  The obligation of MergerSub to consummate the Offer and to accept for payment and pay for any shares of Stock tendered pursuant to the Offer is subject to a number of conditions, including the valid tender and lack of proper withdrawal as of the expiration of the initial offering period for the Offer of that number of shares of Common Stock which, together with any shares of Common Stock then beneficially owned by MergerSub or Pitney Bowes, represents at least a majority of the total number of outstanding shares of Common Stock on a fully diluted basis on the date of purchase.

                  Upon purchase by MergerSub of a number of shares of Stock tendered pursuant to the Offer representing at least a majority of the outstanding shares of Common Stock, Pitney Bowes and MergerSub will have the right to designate such number of directors, rounded up to the next whole number, to serve on the Issuer's board of directors (the "Board") that will give Pitney Bowes and MergerSub representation on the Board equal to the product of
(i) the number of directors on the Board (after giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that such number of shares of Common Stock beneficially owned by Pitney Bowes and MergerSub so purchased bears to the number of shares of Common Stock outstanding. However, prior to the completion of the Merger, the Board will always have at least two members who are neither officers of Pitney Bowes or MergerSub nor their designees, shareholders or affiliates. The Issuer shall also cause individuals designated by Pitney Bowes or MergerSub to constitute the same percentage as is on the entire Board to be on (i) each committee of the Board and (ii) each board of directors and each committee thereof of each subsidiary of the Issuer. Finally, the Merger Agreement provides that the Issuer will, upon Pitney Bowes' or MergerSub's request, promptly take all actions necessary to cause Pitney Bowes or MergerSub's designees to be validly elected or appointed to the Board.

                  The completion of the Merger is subject to the satisfaction of a number of other conditions, including, if applicable, the approval of the plan of merger contained in the Merger Agreement by the affirmative vote of the stockholders of the Issuer required by and in accordance with applicable law.

                  Upon completion of the Merger, Pitney Bowes intends to apply for delisting of the Common Stock from the Over-The-Counter Bulletin Board and for termination of the Issuer's registration pursuant to Section 12(g)(4) of the Exchange Act.

THE VOTING AND TENDER AGREEMENT

                  In connection with the transactions described above, Pitney Bowes, MergerSub and Warburg, Pincus Investors, L.P., a stockholder of the Issuer (the "Stockholder"), have entered into a Voting and Tender Agreement, dated as of March 20, 2001, in the form attached hereto as Exhibit 2 (the "Voting And Tender Agreement"), which is incorporated herein by reference, whereby the Stockholder has agreed that, (i) it will tender, pursuant to and in accordance with the Offer, all shares of Stock, whether beneficially owned or held of record, by such Stockholder on the date of the Voting and Tender Agreement or which it may subsequently acquire (the "Owned Stock"), and (ii) at any meeting of the stockholders of the Issuer, however called, and in any action by consent of the stockholders of the Issuer, it will vote (or cause to be voted) the Owned Stock in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement and against any proposal for any extraordinary corporate transaction, such as a recapitalization, dissolution, liquidation or sale of assets of the Issuer or any merger, consolidation or other business combination (other than the Merger) between the Issuer and any person (other than Pitney Bowes or a subsidiary of Pitney Bowes) or any other action or agreement that is intended or which reasonably could be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, (B) result in any of the conditions of the Issuer's obligations under the Merger Agreement not being fulfilled or (C) impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement.

                  The Stockholder further agreed that it (i) will immediately terminate any discussions with any third party concerning any Acquisition Proposal (as defined in the Merger Agreement) and (ii) will not, and will not permit any of its representatives to, directly or indirectly, (A) encourage, solicit or initiate any acquisition proposal, (B) participate in negotiations with, or provide any information to, or otherwise take any other action to assist or facilitate any person or group (other than Pitney Bowes or MergerSub or any affiliate or associate of Pitney Bowes or MergerSub) concerning any Acquisition Proposal, (C) enter into an agreement with any person, other than Pitney Bowes or MergerSub, providing for a possible Acquisition Proposal, or (D) make or authorize any statement, recommendation or solicitation in support of any possible acquisition proposal by any person, other than by Pitney Bowes or MergerSub. Notwithstanding the above, the Stockholder may take any action in its capacity as a director, officer or employee of the Issuer permitted under the Merger Agreement.

                  The Stockholder further agreed that except as provided in the Voting and Tender Agreement it will not, directly or indirectly, transfer to any person any or all Owned Stock and will not cause any security interests, liens, claims, pledges, charges, encumbrances, options, rights of first refusals, agreements, or limitations on such Stockholder's voting rights, to attach to the Owned Stock or to the options to acquire shares of Stock now owned or which may be hereafter acquired or issued. The Stockholder has also agreed not to, directly or indirectly, grant any proxies or powers of attorney, deposit any Owned Stock into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Owned Stock.

                  The Voting and Tender Agreement terminates upon the earlier to occur of (i) the date upon which Pitney Bowes will have purchased and paid for all of the Owned Stock in accordance with the Offer (or any subsequent or replacement tender offer by Pitney Bowes or any of its subsidiaries) and (ii) the date upon which the Merger Agreement is terminated in accordance with its terms. However, if, at the time the Merger Agreement is terminated the Termination Fee (as defined in the Merger Agreement) either is or may become payable, the Voting and Tender Agreement will only terminate on the date which is six months after such date.

                  The description of the transactions summarized above are qualified in their entirety by reference to the Exhibits attached hereto. Please refer to the more detailed provisions of the Merger Agreement and the Voting and Tender Agreement set forth as Exhibits attached hereto.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Pitney Bowes and MergerSub may be deemed to beneficially own 4,647,212 shares of Common Stock as a result of entering into the Voting and Tender Agreement, which, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and there being 11,171,891 shares of Common Stock outstanding on March 19, 2001 (as represented to Pitney Bowes by the Issuer in the Merger Agreement), represents approximately 41.6% of the outstanding share of Common Stock. To the knowledge of Pitney Bowes and MergerSub, none of the persons identified in Schedule 1 beneficially owns any securities of the Issuer. Except as specifically set forth herein, Pitney Bowes and MergerSub disclaim beneficial ownership over any shares of Common Stock, including the power to vote, to direct the voting of, to dispose of, or to direct the disposition of, any shares of Common Stock. Except as otherwise set forth in this Statement, Pitney Bowes and MergerSub disclaim membership in any group with respect to the Common Stock, by virtue of their execution of the Voting and Tender Agreement or otherwise.

                  (b) As a result of entering into the Voting and Tender Agreement, Pitney Bowes and MergerSub may be deemed to have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, of the shares of Common Stock herein reported as beneficially owned by them.

                  The Stockholder shares the power to vote and dispose of the shares of Stock herein reported as beneficially owned by Pitney Bowes and MergerSub. The following paragraphs provide the applicable information required by Item 2 with respect to the Stockholder, which information is based on information disclosed by the Issuer and the Stockholder in their respective public filings with the Securities and Exchange Commission and on information provided by the Stockholder to Pitney Bowes and MergerSub.

                  The Stockholder is a Delaware limited partnership whose principal business address is 466 Lexington Avenue, New York, New York 10017. The principal business of the Stockholder is that of a partnership engaged in making venture capital and related investments.

                  To the knowledge of Pitney Bowes and MergerSub, none of the persons or entities listed in response to this Item 5(b), nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

                  To the knowledge of Pitney Bowes and MergerSub, none of the persons or entities listed in response to this Item 5(b), nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  (c) Neither Pitney Bowes nor MergerSub, nor, to their knowledge, any of the persons identified on Schedule 1, has effected any transactions in the Issuer's Stock during the past 60 days, except as set forth herein.

                  (d) To the knowledge of Pitney Bowes and MergerSub, only the Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock reported herein as beneficially owned by Pitney Bowes and MergerSub.

                  (e)      Paragraph (e) of Item 5 is inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Reference is made to Items 4 and 5 of this Statement, which are incorporated herein by reference, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  EXHIBIT NUMBER                  DESCRIPTION
                  --------------                  -----------

                          1 Agreement and Plan of Merger, dated as of March 20, 2001, by and among Pitney Bowes Inc., Maui Acquisition Corp. and Alysis Technologies, Inc. (Incorporated by reference to Exhibit 2.1 of Alysis Technologies, Inc.'s Current Report on Form 8-K filed with the Commission on March 22, 2001.)

                          2 Voting and Tender Agreement, dated as of March 20, 2001, by and among Pitney Bowes Inc., Maui Acquisition Corp. and Warburg, Pincus Investors, L.P. (Incorporated by reference to Exhibit
                                        2.2 of Alysis Technologies, Inc.'s
                                        Current Report on Form 8-K filed with
                                        the Commission on March 22, 2001.)

                          3 Joint Filing Agreement dated March 29, 2001, among Pitney Bowes Inc. and Maui Acquisition Corp., pursuant to Rule 13d-1(k)(1)(iii).

                                    SIGNATURE

After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 2001


                                   PITNEY BOWES INC.


                                   By:  /s/  Brian M. Baxendale
                                        ---------------------------------------
                                        Brian M. Baxendale
                                        Executive Vice President and
                                        President, Pitney Bowes
                                        Document Messaging Technologies



                                   MAUI ACQUISITION CORP.


                                   By:  /s/  Brian M. Baxendale
                                        ---------------------------------------
                                        Brian M. Baxendale
                                        President and Chief Executive Officer

                                   SCHEDULE 1

                      INFORMATION WITH RESPECT TO DIRECTORS
                     AND EXECUTIVE OFFICERS OF PITNEY BOWES


The following information sets forth the name, business address and present principal occupation, positions held during the past five years, and citizenship of each of the directors and executive officers of Pitney Bowes and MergerSub.

Except as indicated below, the business address of each director and executive officer of Pitney Bowes and MergerSub is One Elmcroft Road, Stamford, Connecticut 06926. Unless otherwise provided, each of the directors and executive officers of Pitney Bowes and MergerSub is a citizen of the United States.

                                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                      MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS;
                                                   BUSINESS ADDRESS (IF NOT PITNEY BOWES' BUSINESS ADDRESS);
         NAME                                     AND CITIZENSHIP (IF NOT A CITIZEN OF THE UNITED STATES OF AMERICA)
         ----                                     ------------------------------------------------------------------

DIRECTORS AND EXECUTIVE OFFICERS OF PITNEY BOWES

Michael J. Critelli*                     Mr. Critelli has been Chairman of the Board of Directors and Chief
                                         Executive Officer since 1997 and Director since 1994. He was Vice
                                         Chairman and Chief Executive Officer in 1996, and Vice Chairman
                                         from 1994 to 1996.

Linda G. Alvarado*                       Ms. Alvarado has been Director since 1992.  She is also President of
                                         Alvarado Construction, Inc., a Denver-based commercial and industrial general contractor.  Ms. Alvarado's business address is
                                         c/o Alvarado Construction, Inc., 1266 Santa Fe Drive, P.O. Box 40366,
                                         Denver, Colorado 80204.

Brian M. Baxendale                       Mr. Baxendale has been Executive Vice President and President,
                                         Pitney Bowes Document Messaging Technologies since 2000.  He was President of the Production Mail and Document Factory Solutions
                                         division of Pitney Bowes (formerly Production Mail and Software Systems, formerly Production Mail Division) from 1996 to 2000.  Mr. Baxendale is a citizen of the United Kingdom.

Marc C. Breslawsky*                      Mr. Breslawsky has been President and Chief Operating Officer since
                                         1996 and Director since 1994.  He was Vice Chairman from 1994 to
                                         1996.

Gregory E. Buoncontri                    Mr. Buoncontri has been Vice President and Chief Information
                                         Officer since 2000. Mr. Buoncontri was formerly the Vice President,
                                         Information Technology and Chief Information Officer of Novartis
                                         Pharmaceuticals Corp. (formed by the merger of Sandoz and Ciba
                                         Geigy).  Prior to the merger, he also served as the Vice President,
                                         Information Systems and Chief Information Officer for Sandoz
                                         Pharmaceuticals Company.  Mr. Buoncontri also served as Vice
                                         President, Information Management Services and Chief Information
                                         Officer of Asea Brown Boveri, Inc.

                                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                      MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS;
                                                   BUSINESS ADDRESS (IF NOT PITNEY BOWES' BUSINESS ADDRESS);
         NAME                                     AND CITIZENSHIP (IF NOT A CITIZEN OF THE UNITED STATES OF AMERICA)
         ----                                     ------------------------------------------------------------------
William E. Butler*                       Mr. Butler has been Director since 1991. He is also the retired
                                         Chairman of the Board of Directors and Chief Executive Officer of
                                         Eaton Corporation, a manufacturer of engineered products serving the automotive, industrial, commercial and military markets.

Colin G. Campbell*                       Mr. Campbell has been Director since 1977.  He is also Chairman and
                                         President of The Colonial Williamsburg Foundation.  Mr. Campbell
                                         was President of Rockefeller Brothers Fund, a philanthropic organization from 1988 to 2000.  Mr. Campbell's business address is c/o
                                         Colonial Williamsburg Foundation, 134 N. Henry Street, Williamsburg,
                                         Virginia 23187-1776.

Amy C. Corn                              Ms. Corn has been Vice President and Corporate Secretary since
                                         2000. She was Corporate Secretary and Senior Associate General
                                         Counsel from 1996 to 2000.

Jessica P. Einhorn*                      Ms.  Einhorn has been Director since 1999.  She is also a consultant with Clark & Weinstock, a firm specializing in strategic
                                         communication and public affairs consulting.  Ms. Einhorn was a
                                         Visiting Fellow at the International Monetary Fund from 1998 to
                                         1999.  Ms. Einhorn was also Managing Director for Finance and
                                         Resource Mobilization of The World Bank from 1996 to 1998.

Meredith B. Fischer                      Ms. Fischer has been Vice President, Corporate Marketing and Chief
                                         Communications Officer since 1997. She was Vice President -
                                         Communications, Marketing and Future Strategy from 1996 to 1997.

Karen M. Garrison                        Ms. Garrison has been Executive Vice President and President,
                                         Pitney Bowes Business Services since 2000.  She was President,
                                         Pitney Bowes Business Services from 1999 to 2000.  Ms. Garrison was Vice President - Operations Pitney Bowes Management Services
                                         from 1997 to 1999 and Executive Director, Administrative Services
                                         in 1997.  She was Vice President - Customer Support Operations
                                         with Dictaphone Corporation from 1995 to 1996.

Ernie Green*                             Mr. Green has been a Director since 1997.  He is also President and
                                         Chief Executive Officer of Ernie Green Industries, Inc., a
                                         manufacturer of automotive components.  Mr. Green's business address is c/o Ernie Green Industries, Inc., 1785 Big Hill Road, Dayton,
                                         Ohio 45439.

Suzanne N. Grey                          Ms. Grey has been Vice President, Strategy Planning and New
                                         Business Development since 1999.  She was Vice President,
                                         Corporate Planning and Strategy from 1997 to 1999 and Group Vice
                                         President, Strategy, Operations Planning from 1994 to 1997.

                                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                      MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS;
                                                   BUSINESS ADDRESS (IF NOT PITNEY BOWES' BUSINESS ADDRESS);
         NAME                                     AND CITIZENSHIP (IF NOT A CITIZEN OF THE UNITED STATES OF AMERICA)
         ----                                     ------------------------------------------------------------------
Herbert L. Henkel*                       Mr. Henkel has been Director since 1999.  He is also Chairman,
                                         President and Chief Executive Officer of Ingersoll-Rand Company, a
                                         manufacturer of industrial products and components.  Mr. Henkel was President and Chief Operating Officer of Ingersoll-Rand
                                         Company in 1999, President and Chief Operating Officer of Textron
                                         Inc. in 1999, Executive Vice President and Chief Operating Officer of
                                         Textron Inc. from 1998 to 1999 and President of Textron Industrial
                                         Products from 1995 to 1998.  Mr. Henkel's business address is c/o
                                         Ingersoll-Rand Company, 200 Chestnut Ridge Road, Woodcliff Lake,
                                         New Jersey 07675.

Arlen F. Henock                          Mr. Henock has been Vice President - Finance since 2001.  He was
                                         Vice President - Controller and Chief Tax Counsel from 1996 to
                                         2001.

Luis A. Jimenez                          Mr. Jimenez has been Vice President and Chief Strategy Officer since
                                         2001.  Mr. Jimenez was Vice President, Global Growth and Futures
                                         Strategy from 1999 to 2001.  Mr. Jimenez joined the company from
                                         Arthur D. Little, an international management consulting company.
                                         Mr. Jimenez was appointed worldwide practice leader for postal organizations in 1990, Corporate Vice President in 1991, and served most recently on the firm's global board for telecommunications and media and as Manager of the Latin American practice.

James H. Keyes*                          Mr. Keyes has been Director since 1998.  He is also Chairman and
                                         Chief Executive Officer of Johnson Controls, Inc., a supplier of automotive seating interiors and batteries, non-residential building control systems and energy and facility management.  Mr. Keye's business address is c/o Johnson Controls, Inc., 5757 N. Green Bay Avenue, P.O. Box
                                         591, Milwaukee, Wisconsin 53201.

Matthew S. Kissner                       Mr. Kissner has been Executive Vice President, Group President and
                                         Chief Venture Development Officer since 2001.  Mr. Kissner was
                                         Executive Vice President and Group President, Pitney Bowes Small
                                         Business and Financial Services from 2000 to 2001.  Mr. Kissner was
                                         President, Pitney Bowes Offices Direct and Financial Solutions from
                                         1999 to 2000, and President, Pitney Bowes Financial Services from
                                         1997 to 1999.  He was President, Pitney Bowes Credit Corporation
                                         from 1995 to 1997.

Murray D. Martin                         Mr. Martin has been Executive Vice President and Group President,
                                         Global Mailing Systems since 2001. He was Executive Vice President and Group President, Pitney Bowes International from 2000 to 2001,
                                         President, Pitney Bowes International from 1998 to 2000 and
                                         President, Pitney Bowes Copier Systems from 1990 to 1997.
                                         Mr. Martin is a citizen of Canada.

                                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                      MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS;
                                                   BUSINESS ADDRESS (IF NOT PITNEY BOWES' BUSINESS ADDRESS);
         NAME                                     AND CITIZENSHIP (IF NOT A CITIZEN OF THE UNITED STATES OF AMERICA)
         ----                                     ------------------------------------------------------------------
John S. McFarlane*                       Mr. McFarlane has been Director since 2000.  He has also been
                                         President and Chief Executive Officer of Nexsi Systems Corporation,
                                         a provider of high performance network infrastructure solutions, since 2001.  He was President of the Network Service Provider
                                         Division of Sun Microsystems, Inc. ("Sun") from 1999 to 2001 and
                                         President of Sun's Solaris Software Division from 1998 to 1999.  Mr.
                                         McFarlane was Vice President of Sun's Solaris and Network
                                         Software Division in 1997.  He was Vice President of the Broadband
                                         Networks Division of Nortel Networks from 1990 to 1997.  Mr. McFarlane's business address is c/o Nexsi Systems Corporation, 888 Tasman Drive,
                                         Suite 200, Milpitas, California 95035.  Mr. McFarlane is a citizen of
                                         Canada.

John N. D. Moody                         Mr. Moody has been Executive Vice President - Office of the
                                         Chairman since 2001.  He was Executive Vice President and Group
                                         President, U.S. Mailing Systems from 2000 to 2001 and President,
                                         U.S. Mailing Systems from 1994 to 2000.  Mr. Moody is a citizen of the United Kingdom.

Sara E. Moss                             Ms. Moss has been Vice President and General Counsel since 1996.
                                         Ms. Moss joined the company from the New York law firm of
                                         Howard, Darby & Levin, where she had been a Senior Partner from
                                         1985 to 1996.

Bruce P. Nolop                           Mr. Nolop has been Executive Vice President and Chief Financial
                                         Officer since June 2000.  He was Vice President and Chief Financial
                                         Officer from January to May 2000.  Mr. Nolop joined the company from Wasserstein Perella & Co., an investment bank and one of
                                         Pitney Bowes' financial advisors, where he had served as managing director from 1993 to 2000.

Fred M. Purdue                           Mr. Purdue has been Vice President and General Manager, Business
                                         Reengineering since 1999 and Vice President, Products Supply from
                                         1994 to 1999.

Murray L. Reichenstein                   Mr. Reichenstein has been Vice President, E-Business since 2001.
                                         He was Vice President, E-Business and Chief Development Officer
                                         from 2000 to 2001.  Mr. Reichenstein was Vice President and Chief
                                         Financial Officer from 1996 to 2000.  He joined the company after spending 31 years with Ford Motor Company.

Michael I. Roth*                         Mr. Roth has been Director since 1995.  He is also Chairman and
                                         Chief Executive Officer of The MONY Group Inc. (formerly Mutual of New York).  Mr. Roth's business address is c/o The MONY Group
                                         Inc., 1740 Broadway, New York, New York 10019.

                                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                      MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS;
                                                   BUSINESS ADDRESS (IF NOT PITNEY BOWES' BUSINESS ADDRESS);
         NAME                                     AND CITIZENSHIP (IF NOT A CITIZEN OF THE UNITED STATES OF AMERICA)
         ----                                     ------------------------------------------------------------------
Phyllis Shapiro Sewell*                  Ms. Shapiro Sewell has been Director since 1987.  She is also a retired Senior Vice President of Federated Department Stores, Inc.

Kathleen E. Synnott                      Ms. Synnott has been Vice President and General Manager, Customer
                                         Relationship Management since 1999.  She was Vice President,
                                         Worldwide Postal Market Development from 1998 to 1999, Vice
                                         President, Postal Carrier Relations Worldwide from 1997 to 1998.
                                         Ms. Synnott was Vice President, Strategy Alliance and Marketing
                                         from 1995 to 1997.

Johnna G. Torsone                        Ms. Torsone has been Vice President and Chief Human Resources Officer since 2000.  She was Vice President and Chief Personnel Officer
                                         from 1997 to 2000, and Vice President Personnel from 1993 to 1997.

Joseph E. Wall                           Dr. Wall has been Vice President - Engineering and Chief
                                         Technology Officer since 2001. He was Vice President and Chief
                                         Technology Officer from 1996 to 2001. Before that time, Dr. Wall was Vice President - Technology of Emerson Electric, which he joined in 1986 as Director of Research and Development for its since-
                                         divested Rosemount Aerospace Division.

DIRECTORS AND EXECUTIVE OFFICERS OF MERGERSUB

Brian M. Baxendale                       Mr. Baxendale has been Chief Executive Officer, President and
                                         Director since MergerSub's date of incorporation.  He has also been Executive Vice-President and President, Document Messaging
                                         Technologies of Pitney Bowes since 2000.  He was President of the
                                         Production Mail and Document Factory Solutions of Pitney Bowes
                                         (formerly Production Mail and Software Systems, formerly Production
                                         Mail Division) from 1996 to 2000.  Mr. Baxendale is a citizen of the
                                         United Kingdom.

Bruce P. Nolop
                                         Mr. Nolop has been Executive Vice President and Chief Financial
                                         Officer and Director since MergerSub's date of incorporation. He has also been Executive Vice President and Chief Financial Officer of
                                         Pitney Bowes since June 2000. He was Vice President and Chief Financial
                                         Officer of Pitney Bowes from January to May 2000. Mr. Nolop joined the company from Wasserstein Perella & Co., an investment bank and one of Pitney Bowes' financial advisors, where he had served as managing director from 1993 to 2000.

                                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                      MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS;
                                                   BUSINESS ADDRESS (IF NOT PITNEY BOWES' BUSINESS ADDRESS);
         NAME                                     AND CITIZENSHIP (IF NOT A CITIZEN OF THE UNITED STATES OF AMERICA)
         ----                                     ------------------------------------------------------------------
Karl H. Schumacher                       Mr. Schumacher has been Executive Vice President, Operations and
                                         Director since MergerSub's date of incorporation.  He has also been President of the docSense division of Pitney Bowes since 2000.
                                         He was Vice President and General Manager of Pitney Bowes, Production
                                         Mail and Document Factory Solutions from 1998 to 2000, and Vice
                                         President of Pitney Bowes, Systems Integration from 1996 to 1998.
                                         Mr. Schumacher was Vice President of Pitney Bowes, Product Line
                                         Management from 1995 to 1996.

                                  EXHIBIT INDEX


         EXHIBIT NO.                              DESCRIPTION
         -----------                              -----------

             1 Agreement and Plan of Merger, dated as of March 20, 2001 by and among Pitney Bowes Inc., Maui Acquisition Corp. and Alysis Technologies, Inc. (Incorporated by reference to Exhibit 2.1 of Alysis Technologies, Inc.'s Current Report on Form 8-K filed with the Commission on March 22, 2001.)

             2 Voting and Tender Agreement, dated as of March 20, 2001, by and among Pitney Bowes Inc., Maui Acquisition Corp. and Warburg, Pincus Investors L.P. (Incorporated by reference to Exhibit
                                        2.2 of Alysis Technologies, Inc.'s
                                        Current Report on Form 8-K filed with
                                        the Commission on March 22, 2001.)

             3 Joint Filing Agreement dated March 29, 2001, among Pitney Bowes Inc. and Maui Acquisition Corp., pursuant to Rule 13d-1(k)(1)(iii).